FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number 3337776

TV Azteca, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is included in this report on Form 6-K:

Item

1.	Press release dated July 15, 2005, relating to the termination of the Deposit Agreement and suspension of trading from the NYSE.

2.	Press release dated July 15, 2005, relating to the Company’s filing of an English translation of the Company’s annual report for the year ended December 31, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V. (Registrant)
Date: July 19, 2005

	By:	/s/ Othón Frías Calderón
	Name:	Othón Frías
	Title:	Attorney-in-fact

TV AZTECA PRESS RELEASE

Mexico City, July 15, 2005—TV Azteca, S.A. de C.V. (BMV: TVAZTCA; NYSE: TZA; Latibex: XTZA), one of the two largest producers of Spanish-language television programming in the world announced today that, as was previously informed, on July 18, 2005, the Bank of New York (BONY), at the Company’s instruction, will terminate the Company’s American Depositary Receipts (ADRs) program and, as a result, the New York Stock Exchange (NYSE) will suspend trading of its ADRs. As of such date, the Company’s ADRs will not trade on the NYSE.

As was previously announced, at an Extraordinary Shareholders’ Meeting held on June 1, 2005, 99.85% of TV Azteca’s shareholders approved the termination of the ADR program, after an analysis and discussion of the costs and benefits of continued listed in the U.S. capital markets.

As has been detailed, ADR holders will have 60 days to exchange their ADRs for CPOs traded on the Mexican Stock Market. Upon the expiration of the 60-day period, BONY will be allowed to sell the CPOs underlying the ADRs that were not surrendered and distribute the proceeds of such sale to holders.

Company Profile

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Investor Relations:

Bruno Rangel	Rolando Villarreal
+ 52 (55) 1720 9167	+ 52 (55) 1720 0041
jrangelk@tvazteca.com.mx	rvillarreal@gruposalinas.com.mx

Press Relations:

Tristan Canales	Daniel McCosh
+ 52 (55) 1720 1441	+ 52 (55) 1720 0059
tcanales@gruposalinas.com.mx	dmccosh@tvazteca.com.mx

TV AZTECA PRESS RELEASE

FOR IMMEDIATE DISTRIBUTION

Mexico City, July 15, 2005—TV Azteca, S.A. de C.V. (BMV: TVAZTCA; NYSE: TZA; Latibex: XTZA), one of the two largest producers of Spanish-language television programming in the world announced that today it furnished to the US Securities and Exchange Commission (SEC) on Form 6-K an English translation of its Spanish-language, Mexican Annual Report for the fiscal year ended December 31, 2004.

As was previously announced, on June 30, 2005, the company filed its Mexican Annual Report for 2004 with the Mexican National Securities and Banking Commission as required by Mexican law. That report includes TV Azteca’s audited consolidated financial statements for the three fiscal years ended December 31, 2004, which were prepared in accordance with Mexican GAAP and certified by the company’s independent auditors Salles, Sáinz-Grant Thornton, S.C.

On July 1, 2005, the company announced that, pursuant to Rule 12b-25, it had filed with the SEC a notice of late filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2004. The company noted today that the preparation of its 2004 Form 20-F continues to be delayed and that it cannot reasonably estimate when it will be in a position to file its Form 20-F with the SEC.

Company Profile

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Investor Relations:

Bruno Rangel	Rolando Villarreal
+ 52 (55) 1720 9167	+ 52 (55) 1720 0041
jrangelk@tvazteca.com.mx	rvillarreal@gruposalinas.com.mx

Press Relations:

Tristan Canales	Daniel McCosh
+ 52 (55) 1720 1441	+ 52 (55) 1720 0059
tcanales@gruposalinas.com.mx	dmccosh@tvazteca.com.mx